Exhibit (a)(6)


FOR IMMEDIATE RELEASE
April 7, 1997

Contact:          Charles Ellis
                  804-773-2260 Day
                  804-836-0649 Night


         The Board of Directors of American National Bankshares Inc. (OTC Bulletin Board: AMNB) today authorized a "modified Dutch Auction" self-tender offer for up to 250,000 shares of the company's common stock. The tender price range will be $25 to $27 per share. The offer is expected to begin on April 9 and is subject to the terms and conditions described in the offering materials.

         As of April 7, American National had 3,279,798 shares of common stock outstanding. The closing price for American National common stock today was $23.625.

         Under the terms of a modified Dutch Auction offer, shareholders are given an opportunity to specify prices, within a stated range, at which they are willing to tender their shares. Upon receipt of the tenders, a final price will be determined that enables the purchase of up to the stated amount of shares from those shareholders who agreed to sell at or below the determined price.

         American National said the offer will give shareholders who are considering the sale of all or a portion of their shares an opportunity to determine the price, within a range, at which they are willing to sell. If American National purchases their shares, sellers will avoid the normal transaction costs associated with market sales. The company is not making any recommendation to its shareholders regarding the tendering of shares.

         According to Charles H. Majors, President and Chief Executive Officer, "The Company believes that the purchase of shares pursuant to this offer is an attractive use of a portion of the Company's available capital on behalf of its shareholders and is consistent with the Company's long-term goal of increasing shareholder value. The Offer is designed to restructure the Company's balance sheet in order to increase return on equity and earnings per share by reducing the amount of equity and shares outstanding, while still maintaining the highest regulatory capital rating."

         The dealer manager for the offer is Scott & Stringfellow, Inc.

         American National Bankshares Inc. is the holding company of American National Bank and Trust Company, an eleven-office bank headquartered in Danville, Virginia.

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